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SECURIT 09042197 ON

Public

SEC Mail Processing Section JUL 20 2015 Washington DC 404

7/22/

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aethlon Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4920 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sima Griffith 612-338-0934
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sima Griffith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aethlon Capital, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNIE MARIE MAIER
Notary Public
Minnesota
My Commission Expires January 31, 2020

Sima Griffith
Signature

Managing Principal
Title

Jeannie Marie Maier
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AETHLON CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
CASH AND CASH EQUIVALENTS	$ 2,873	$ 216,928
MARKETABLE SECURITIES	11,130	17,197
COMMISSIONS RECEIVABLE	7,798	591
PREPAID EXPENSES	5,355	9,622
EQUIPMENT AND FURNITURE, NET	9,809	13,875
WEB COSTS, NET	9,938	13,177
TOTAL ASSETS	$ 46,903	$ 271,390

LIABILITIES AND MEMBER'S EQUITY

	2008	2007
ACCRUED EXPENSES	$ 2,122	$ 65,756
MEMBER'S EQUITY	44,781	205,634
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 46,903	$ 271,390

See accompanying notes to financial statements.

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include private placement of equity or debt and general corporate finance advisory services.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and Financial Industry Regulatory Authority, Inc. (FINRA).

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Marketable Securities

Marketable securities consist of common stock and are classified as trading securities. Trading securities are reported at fair market value with all unrealized gains (losses) included in other income on the statements of operations.

	Aggregate fair value	Cost	Gross unrealized gains (losses)
Marketable equity securities	$ 11,130	$ 12,969	$ (1,839)

Commissions Receivable

Commissions receivable are unsecured and do not accrue interest. No allowance for doubtful accounts is considered necessary at December 31, 2008 and 2007.

Equipment and Furniture

Equipment and furniture consists of computer equipment, furniture and software and are recorded at cost and being depreciated using straight-line and accelerated methods over estimated useful lives of 3 to 7 years. Repairs and maintenance costs are expensed as incurred.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Revenue Recognition

The Company's revenues were derived from consulting fees and commissions from private placements. Consulting fees are nonrefundable deposits received during the initial stages of a private placement. Consulting fees may be deductible against the total commissions to be received upon the closing of a placement. Consulting fees are recognized upon receipt. Commission revenue is recognized at the time of the placement's closing.

Income Taxes

The Company is a limited liability company for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

For comparability, certain 2007 amounts have been reclassified to conform with classifications adopted in 2008. These reclassifications had no effect on net income (loss) or member's equity.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2008 and 2007, the Company had net capital of $10,195 and $165,773 which was $5,195 and $160,773 in excess of its required net capital of $5,000. The Company's net capital ratio was .21 to 1 and .40 to 1 at December 31, 2008 and 2007.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2008 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Equipment and Furniture, Net

Equipment and furniture consisted of the following at December 31:

	2008	2007
Equipment and Furniture	$ 44,523	$ 44,523
Less Accumulated Depreciation	(34,714)	(30,648)
	$ 9,809	$ 13,875

Depreciation expense was $4,066 and $3,548 for the years ended December 31, 2008 and 2007.

NOTE 4 - Web Costs, Net

Web costs consisted of the following at December 31:

	2008	2007
Website Costs	$ 14,906	$ 13,177
Less Accumulated Amortization	(4,968)	-
	$ 9,938	$ 13,177

Amortization expense was $4,968 and $0 for the years ended December 31, 2008 and 2007.

NOTE 5 - Employee Benefit Plan

The Company adopted a simplified employee pension plan in 1999. Contributions to the plan by the Company are discretionary. Employer contributions were $0 and $3,850 for the years ended December 31, 2008 and 2007.

NOTE 6 - Significant Customers

Three customers accounted for 28%, 23% and 22% of total revenues for the year ended December 31, 2008. Three customers accounted for 42%, 31% and 24% of total revenues for the year ended December 31, 2007.

NOTE 7 - Operating Leases

The Company entered into a noncancelable operating lease for office space. The lease expires May 2010 and requires monthly base rents of $2,825 which increase annually over the term of the lease to $2,866. In addition, the Company is required to pay its pro rata share of the building's property taxes and operating expenses. The Company also leases a vehicle under a lease that expires May 2009. The monthly lease payment is $539. Total rent for all leases, including operating expenses, was approximately $63,800 and $65,300 for the years ended December 31, 2008 and 2007.

Future minimum rental commitments are as follows for the years ending December 31:

2009	$ 36,878
2010	14,328
	$ 51,206